SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Schedule TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934


                        NIAGARA MOHAWK POWER CORPORATION
                       (Name of Subject Company (Issuer))
                          a Wholly-Owned Subsidiary of
                          NIAGARA MOHAWK HOLDINGS, INC.

                            NATIONAL GRID GROUP PLC.
                        (Name of Filing Person (Offeror))

                        Class of Securities                              CUSIP
                                                                         Number
              Preferred Stock, $100 par value, 3.40%                   653522201
              Preferred Stock, $100 par value, 3.60%                   653522300
              Preferred Stock, $100 par value, 3.90%                   653522409
              Preferred Stock, $100 par value, 4.10%                   653522508
              Preferred Stock, $100 par value, 4.85%                   653522607
              Preferred Stock, $100 par value, 5.25%                   653522706
              Preferred Stock, $100 par value, 6.10%                   653522805
              Preferred Stock, $100 par value, 7.72%                   653522888
     Preferred Stock, $25 par value, Adjustable Rate -Series A         653522854
     Preferred Stock, $25 par value, Adjustable Rate -Series K         653522839
Preferred Stock, $25 par value, Adjustable Rate -Series D (6.9050%)    653522771
              Preferred Stock, $100 par value, 7.45%                   653522231
               Preferred Stock, $25 par value, 7.85%                   653522813
     Preferred Stock, $25 par value, Adjustable Rate -Series B         653522847



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                              Fiona B. Smith, Esq.
                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                      U.K.

                                 With a copy to:

                              Steven H. Davis, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019
                                 (212) 424-8000
                     (Name, Address, and Telephone of Person
   Authorized to Receive Notice and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

      Transaction Value*                             Amount of Filing Fee*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE

[For Immediate Release - December 21, 2001]


National Grid Group plc announced today that it will, within a year of closing the acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk), have Niagara Mohawk Power Corporation (Niagara Power) or an affiliate make offers to purchase all of the then outstanding preferred stock of Niagara Power. Such offers would be made at prices that are customary for a tender offer to purchase similar preferred stock at the time the offer is made. Such determination of prices will be made by National Grid based on advice of an investment banking firm. National Grid's commitment would not affect the ability of Niagara Power to voluntarily redeem or otherwise call its preferred stock. National Grid's commitment is subject to completion of the Niagara Mohawk acquisition. The offers will also be subject to receiving all regulatory approvals required for the offers. Niagara Power currently has outstanding preferred stock with a par value of approximately $440 million with dividend rates ranging from 3.4% to 7.85%. This commitment to make offers resolves issues raised by certain Niagara Power preferred stockholders in an intervention filed at the Securities and Exchange Commission in connection with the acquisition of Niagara Mohawk, and this intervention has been withdrawn. The acquisition of Niagara Mohawk is expected to be completed in early 2002.

National Grid Group plc has not commenced the tender offer that is referred to in this communication and, because commencement of such tender offer is subject to certain conditions, including completion of the acquisition of Niagara Mohawk Holdings, Inc. by National Grid Group plc and receipt of regulatory approvals, no assurance can be given as to whether such tender offer will be commenced or the timing of commencement. If the tender offer is commenced, National Grid Group plc will file with the Securities and Exchange Commission a Schedule TO and related exhibits. Holders of Niagara Mohawk Power Corporation preferred stock are strongly encouraged to read the Schedule TO and related exhibits if and when they become available because they will contain important information about the offer. In such event, the Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all Niagara Mohawk Power Corporation preferred stockholders of record at the commencement of the tender offer. Following commencement of the tender offer, Niagara Mohawk Power Corporation preferred stockholders of record at the commencement of the tender offer will also be able to obtain, without charge, copies of these documents from National Grid Group plc.

Safe-Harbor Statement

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the merger with Niagara Mohawk Holdings, Inc., the satisfaction of other conditions relating to a commencement of a tender offer, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

The above press release was issued by National Grid Group plc in connection with its commitment to offer to purchase Niagara Mohawk Power Corporation's outstanding preferred stock subject to specified conditions. National Grid Group has subsequently determined that the par value of the current amount of such preferred stock outstanding is approximately $490 million